

02007807826

UNITED STATES
[SECURITIE]S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III



RECEIVED
MAR 29 2002
PROCESSING

SEC FILE NUMBER
8- 49898

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASHRAF CAPITAL CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 S. Lake Ave., Suite 603
(No. and Street)

Pasadena, (City) California (State) 91101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tony Ashraf (626) 844-2478
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LICHTER, WEIL & ASSOCIATES
(Name — if individual, state last, first, middle name)

7250 Beverly Blvd., #207, (Address) Los Angeles (City) California (State) 90036 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Iqbal Ashraf, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASHRAF CAPITAL CORP., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME

THIS 27 DAY OF Feb. 2002

NOTARY PUBLIC

Notary Public

Signature

PRESIDENT

Title


MARILYN F. MERLO
Commission # 1198502
Notary Public — California
Los Angeles County
My Comm. Expires Nov 9, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASHRAF CAPITAL CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

LICHTER, WEIL & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

7250 BEVERLY BOULEVARD
SUITE 207
LOS ANGELES, CALIF. 90036
TELEPHONE (323) 549-3190
FACSIMILE (323) 549-0227
E-MAIL: LPLLCE@AOL.COM

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Ashraf Capital Corporation
Pasadena, California

We have audited the accompanying statements of financial condition of Ashraf Capital Corporation as of December 31, 2001 and 2000, and the related statements of income and changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the representations of Ashraf Capital Corporation's management.

We performed our audits in accordance with generally accepted auditing standards. Those standards require that an audit be designed to evaluate whether the financial statements are materially misstated. Reasonable assurance regarding that evaluation is achieved by examining evidence, on a test basis, that supports the appropriateness of the accounting principles used and the significant estimates made by management, and by assessing the appropriateness of the overall financial statement presentation and disclosures. We believe that our auditing procedures were appropriate in the circumstances to express our opinion presented below.

In our opinion, the financial statements referred to above are, in all material respects, fairly presented in conformity with generally accepted accounting principles.

The schedules of calculation of net capital and aggregate indebtedness, reconciliation of computation of net capital, computation for determination of the reserve requirements and information relating to the possession and control requirements included in this report, although not considered necessary for a fair presentation of financial position, are presented in order to conform to requirements of Rule 17a.5 of the Securities and Exchange Commission. This supplemental information has been subjected to the audit procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lichter, Weil & Associates

Los Angeles, California
March 20, 2002

ASHRAF CAPITAL CORPORATION
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Current Assets		
Cash	$13,107	$784,547
Receivable from brokers and dealers	11,557	35,905
Other receivable	63,663	59,007
Deposits	102,760	102,760
Investments	295,717	39,104
Total Current Assets	486,804	1,021,323
Fixed Assets		
Property and equipment, net of accumulated depreciation of $25,226 and $13,046, respectively	25,357	31,118
Total Fixed Assets	25,357	31,118
Total Assets	$512,161	$1,052,441

LIABILITIES and STOCKHOLDER'S EQUITY

	2001	2000
Current Liabilities		
Accounts payable and accrued expenses	$24,967	$790,211
Other current liabilities	292,090	0
Total Current Liabilities	317,057	790,211
Stockholder's Equity		
Common stock, no par value, authorized 1,000,000 shares, 25,000 shares issued and outstanding	25,000	25,000
Additional paid in capital	180,000	180,000
Retained earnings	(9,896)	57,230
Total Stockholder's Equity	195,104	262,230
Total Liabilities and Stockholder's Equity	$512,161	$1,052,441

ASHRAF CAPITAL CORPORATION
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenue		
Commissions and fees	$454,144	$720,947
Trading Account	0	793,399
Total Revenue	454,144	1,514,346
Expense		
Auto and truck expense	14,663	24,686
Commissions	88,549	874,468
Wages and salaries	172,776	361,639
Dues and subscriptions	3,293	1,867
Insurance	9,077	9,718
Professional services	12,883	70,835
Clearing charges	98,938	86,253
Rent	35,213	33,432
Payroll tax	10,231	12,435
Other expenses	44,473	70,676
Total Expenses	490,096	1,546,009
Income from operations	(35,952)	(31,663)
Other (Income) and Expense		
Interest income	(16,493)	(36,474)
Other Income	(3,389)	(822)
Interest expense	462	414
Realized trading (gain) loss	14,090	0
Unrealized investment (gain) loss	23,524	0
Penalties	0	4,420
Depreciation	12,180	3,975
Total Other (Income) and Expense	30,374	(28,486)
INCOME BEFORE PROVISION FOR INCOME TAXES	(66,326)	(3,176)
Income tax provision	800	800
NET INCOME (LOSS)	($67,126)	($3,976)

ASHRAF CAPITAL CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	($67,126)	($3,976)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	12,180	3,975
Decrease (Increase) from brokers and dealers	24,348	2,693
Decrease (Increase) from other receivable	(4,656)	(59,007)
Decrease (Increase) in deposits	0	500
(Decrease) Increase in accounts payable	(765,245)	757,833
(Decrease) Increase in taxes payable	0	(39,379)
Total Adjustments	(733,373)	666,615
Net cash provided by (used In) operations	(800,499)	662,639
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(6,419)	(25,967)
Purchase of investments	(256,612)	0
Purchase of investments on margin	292,090	0
Proceeds from sale of investments	0	134,010
Net cash provided by (used in) investing activities	29,059	108,043
Net change in cash	(771,440)	770,682
Cash at beginning of period	784,547	13,865
Cash at end of period	$13,107	$784,547

ASHRAF CAPITAL CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Stockholder's Equity		
Balance at beginning of year	$262,230	$266,207
Net income (loss)	(67,126)	(3,976)
Balance at end of year	$195,104	$262,230

ASHRAF CAPITAL CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

Note A - Nature Of Activities

The Company was incorporated in California on June 23, 1998, to operate as a registered broker dealer and is a member of the National Association of Securities Dealers, Inc.

Note B - Accounting Policies

Revenue Recognition

The Company recognizes income and expense on the accrual basis for financial and income tax reporting purposes.

Securities transactions and the related commission revenue and expense are recorded on a settlement date basis.

Risks and Uncertainties

The Company believes that the diversity and breadth of the Company's product and service offering, customers, as well as the general stability of the economies in the markets in which it operates significantly mitigates the risk of a severe impact occuring in the near term as a result of changes in its customer base, competition, or composition of its markets.

Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with the accrual basis of accounting. Those estimates and assumptions affect the reported amounts of assets and the reported revenues and expenses. Actual results could vary from the estimates that were used.

ASHRAF CAPITAL CORPORATION
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2001 AND 2000

Note B - Accounting Policies (continued)

Investments

In accordance with generally accepted accounting principles and those certain pronouncements as issued by the American Institute of Certified Public Accountants, investments in marketable securities with readily determinable fair values are recorded at fair market value. Unrealized gains and losses are recorded on the statement of income.

Investments of $295,718 and $39,104 were held on December 31, 2001 and 2000 at market value.

Receivable from Brokers and Dealers

All accounts are current and have been determined to be fully collectible and no adjustment or allowance has been made for bad debts.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, as follows:

Leasehold Improvements	Balance of lease at time of acquisition
Furniture and Fixtures	5 years
Office Equipment	3 to 5 years

Customer Transactions

The Company does not hold inventory for customers. All funds belonging to customers are held in a separate bank account for the exclusive benefit of customers. Securities transactions, other than mutual fund transactions, are cleared through another broker-dealer on a fully disclosed basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with initial maturities of three months or less to be cash equivalents.

ASHRAF CAPITAL CORPORATION
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2001 AND 2000

Note C - Cash

The Company maintains its cash balances at a banks located in Pasadena, California. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 2001 and 2000 there is $0 and $684,547, respectively, uninsured portions of the balances held at the bank.

Note D - Net Capital

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2001 and 2000, the Company had net capital requirements of $100,000 and $100,000 and actual net capital of approximately $23,446 and $163,479 respectively.

Note E - K(2)(ii) Exemption

The Company relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

Note F - Furniture And Equipment

	2001	2000
Furniture and equipment	$50,583	$ 44,164
Less: Accumulated Depreciation	(25,226)	(13,046)
Net Fixed Assets	$25,357	$ 31,118

Note G - Income Tax provision

As of December 31, 2001, the Company has made a $0 Federal and an $800 California State Income Tax Provision.

ASHRAF CAPITAL CORPORATION
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2001 AND 2000

Note H – Contingencies

The Internal Revenue Service (IRS) has begun an audit of the Company's 1999 Income Tax returns. Related to this, the IRS has withheld payment of a $41,000 refund due the Company for the 2000 tax year. At this time there has been no determination from the IRS regarding the audit.

ASHRAF CAPITAL CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3

DECEMBER 31, 2001 AND 2000

Ashraf Capital Corporation relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

ASHRAF CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL
AND AGGREGATE INDEBTEDNESS
DECEMBER 31, 2001 AND 2000

SCHEDULE I

	2001	2000
EQUITY - END OF YEAR	$195,104	$262,230
Less Non Allowable Assets		
Furniture and Fixtures (net of depreciation)	25,357	31,118
Deposits	2,760	2,760
Other receivable	63,663	59,007
Total Non Allowable Assets	91,780	92,885
Net capital before haircuts	103,324	169,345
(Increase) Decrease in Hair Cuts or Undue Concentration	79,878	5,866
NET CAPITAL	$23,446	$163,479
Total Liabilities	317,057	790,211
Aggregated Indebtedness	317,057	790,211
Net Capital Required	100,000	100,000
Minimum Net Capital Required 6 2/3% of Aggregated Indebtedness	21,148	52,707
Minimum Dollar Requirement	100,000	100,000
Net Capital Requirement (greater of the two)	100,000	100,000
Excess Net Capital	(76,554)	63,479
Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	($8,260)	$84,458

ASHRAF CAPITAL CORPORATION
RECONCILIATION OF NET CAPITAL COMPUTATION WITH FOCUS II
DECEMBER 31, 2001 AND 2000

SCHEDULE II

	2001	2000
NET CAPITAL PER FOCUS II REPORT	$93,255	$950,783
Increase (Decrease) in Income due to audit adjustments	(4,386)	(781,438)
(Increase) Decrease in non allowable assets	(62,462)	0
(Increase) Decrease in Hair Cuts Undue Concentration	(2,961)	(5,866)
NET CAPITAL	$23,446	$163,479

LICHTER, WEIL & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

7250 BEVERLY BOULEVARD
SUITE 207
LOS ANGELES, CALIF. 90036
TELEPHONE (323) 549-3190
FACSIMILE (323) 549-0227
E-MAIL: LPLLCE@AOL.COM

The Board of Directors
Ashraf Capital Corporation
Pasadena, California

We have examined the financial statements of Ashraf Capital Corporation as of December 31, 2001 and 2000 and have issued our report thereon dated March 20, 2002. As part of our examination, we reviewed and tested the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and to use the reliability of financial records to prepare financial statements and maintain accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily required estimates and judgments by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of the financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in condition, and that the degree of compliance with procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the period ended December 31, 2001 and 2000 which was made for the purpose set forth in the first paragraph above, would not necessarily disclose all weaknesses in the system which may have existed during the period under review. Accordingly, we do not express an opinion on the system of internal accounting control of Ashraf Capital Corporation taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness practical of correction.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, and should not be used for any other purpose.

If you have any questions, we will be happy to discuss them with you.

Sincerely,



Lichter, Weil and Associates

Los Angeles, California
March 20, 2002